June 3, 2005

Via facsimile 212.455.2502 and U.S. Mail

Robert E. Spatt, Esq.
Patrick J. Naughton, Esq.
Simpson Thatcher & Bartlett LLP
787 Seventh Avenue
New York, New York 10019

Re:  	Eon Labs, Inc.
     	Schedule 14D-9
	Filed on May 23, 2005
	SEC File No. 5-80561

Gentlemen:

We have reviewed the above-captioned schedule, and have the following comments.

The Santo Agreement, page 3

1. Eon advises security holders they "should not rely upon the representations and warranties in the merger agreement..."
revise the disclosure to provide the explanation for why security holders should not rely upon the cited representations and warranties.

2. Please provide us with a brief legal analysis in support of Eon`s apparent conclusion that the "REPRESENTATIONS AND WARRANTIES WERE MADE BY THE RESPECTIVE PARTIES ONLY FOR THE PURPOSES OF THE MERGER AGREEMENT...WERE MADE SOLELY TO THE RESPECTIVE PARTIES IN EACH SUCH AGREEMENT" is not in direct conflict with or otherwise inconsistent with security holders` right to rely upon such representations and warranties as statements of factual information about the offerors. Alternatively, please revise to remove any potential implication that the referenced representations and warranties from the merger agreement do not constitute public disclosure under the federal securities laws.

Employment Agreements, page 4

3. We note that on February 11, 2005, the same date Eon entered into the Confidentiality Agreement, Eon also entered into employment agreements with ten Eon executives. It appears that all of these employment agreements contained change of control provisions whereby the executives were entitled to payments in the event that the executive lost his employment by virtue of a change in control of the Company. Advise us, with a view toward revised disclosure, why Eon entered into these agreements on the day when it was aware it would be discussing a "possible negotiated transaction." On a supplemental basis, with a view toward disclosure, quantify the aggregate amount of severance or compensation that would be awarded to these individuals in the event the operative provisions to such agreements were to become triggered as a result of actions associated with this tender offer. See Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

Reasons for the Recommendation of the Board..., page 13

4. The opening paragraph to this section and subsequent disclosure refers to a wide variety of factors considered by the Board and the Special Committee in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a favorable recommendation is being made by Eon.
Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the Board`s decision to recommend that the security holders of Eon accept the Novartis offer.

5. Each person making a solicitation or recommendation must discuss in reasonable detail the reasons upon which their position is based. Conclusory statements or the listing of generalized areas of consideration are not considered sufficient disclosure. See Item 1012(b) of Regulation M-A. Eon must, at a minimum, amend their unqualified identification of the information considered to describe the import or the utility of the statement made.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the offerors are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at 202.551.3266. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to the following ZIP code: 20549-0303.

						Sincerely,


						Nicholas P. Panos
						Special Counsel,
						Office of Mergers & Acquisitions

cc: 	Steven A. Seidman, Esq.
	David K. Boston, Esq.
	Willkie Farr & Gallagher LLP
	787 Seventh Avenue
	New York, New York 10019